THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.


YONDER GLOBAL, PBC.
SUBSCRIPTION AGREEMENT


YONDER GLOBAL, PBC., a Delaware public benefit corporation (the "Company"), is offering up to 775,362 shares (the "Securities") of its Common Stock, par value $0.00001 per share (the "Common Stock") at a price per share of $1.38, to investors ("Investors" or "Investors") pursuant to terms and conditions set forth herein, in an offering conducted on the Wefunder portal (the "Offering" of "Financing"). This Offering is made pursuant to the Form C of the Company (the "Form C") pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Reg CF") and without registration of the Securities under the Act. Each Investor is entering into a subscription agreement in substantially the form hereof (this "Agreement"). The undersigned Investor desires to purchase Securities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.   SUBSCRIPTION. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which amount shall be funded as provided in the Wefunder portal and released to the Company consistent with Section 3 of this Agreement and with the Wefunder portal terms and the terms of the Form C.

2.   ACCEPTANCE. Investor acknowledges and agrees that the Company reserves the right to reject in whole or in part (in the sole discretion of the Company) Investor's request to subscribe for the Securities. Investor's subscription shall be deemed to be accepted by the Company only when this Agreement is signed by a duly authorized officer of the Company and delivered to the undersigned in accordance with Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   CLOSING; PAYMENT. The initial closing of the sales and issuance of the Securities hereunder shall take place as soon as the Company and Wefunder Portal LLC ("Wefunder") have determined that the conditions to closing, including without limitation the minimum raise amount as set forth in the Form C, have been satisfied, and the Company countersigns this Agreement to indicate its acceptance of Investor's subscription hereunder. At the initial closing, the subscriptions accepted by the Company shall be released to the Company consistent with the terms of the Wefunder portal and the Form C. Additional closings (the initial closing and any additional closings, the "Closings" and each a "Closing") may occur on a rolling basis during the term of the Offering period as set forth in Form C.

4.   REPRESENTATIONS, WARRANTIES AND AGREEMENTS BY THE COMPANY. The Company hereby represents and warrants to Investor that, as of the date the Company accepts this subscription by Investor (unless another date is referenced below):

a.   The Company is a public benefit corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted.

b.   The Company has all requisite corporate power to issue the Securities and to carry out and perform its obligations under this Agreement. All corporate action on the part of the Company, the Board and the Company's stockholders necessary for the issuance and delivery of the Securities has been taken. This Agreement constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

        c.   The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and will conform in all material respects to the description thereof set forth in the Form C.

        d.   Assuming the accuracy of the representations made by the Investor in Section 5 of this Agreement, and substantially the same representations and warranties being made by other Investors in the Financing, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except (i) for such filings as may be required under Reg CF, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

        5.   <u>REPRESENTATIONS, WARRANTIES AND AGREEMENTS BY INVESTOR</u>. The Investor hereby represents and warrants to the Company that, as of the date of Investor's subscription hereunder and as of the date that Investor accepts any Securities issued hereunder:

        a.   Investor is acquiring the Securities solely for the Investor's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

        b.   Without lessening or obviating the representations and warranties of the Company set forth above, the Investor hereby: (i) acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire the Securities, (ii) represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Investor and (iii) further represents that the Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risk of this investment.

        c.   The Investor acknowledges that investment in the Securities involves a high degree of risk, and represents that the Investor is able, without materially impairing the Investor's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Investor's investment.

        d.   The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

        e.   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

        f.   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Wefunder, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Wefunder, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Wefunder nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Wefunder, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

g.   The Investor understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

h.   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

i.   The Investor acknowledges that it has up to 48 hours before the applicable Closing and issuance of Securities to cancel the purchase and get a full refund. The undersigned understands that Closings may occur on a "rolling" basis, and that after any such rolling Closing, information may become available that would affect the undersigned's investment decision, but that once the 48-hour window before the applicable Closing occurs, no refund may occur.

j.   The Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

k.   The Investor is a resident of the state set forth in Investor's Wefunder profile and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

l.   The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

m.   Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Reg CF.

n.   The Investor understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

o.   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules thereunder provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Reg CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even if the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

p.   The Investor agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Reg CF.

6.   MARKET STAND-OFF. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the Investor or any transferee thereof shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Securities without the prior written consent of the Company or its managing underwriter. Such restriction (the "Market Stand-Off") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed 180 days **plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the National Association of Securities Dealers and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules**. The Market Stand-Off shall in any event terminate two years after the date of the Company's initial public offering. In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Securities subject to the Market Stand-Off, or into which such Securities thereby become convertible, shall immediately be subject to the Market Stand-Off. In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Securities until the end of the applicable stand-off period. The Company's underwriters shall be beneficiaries of the agreement set forth in this Section 6. This Section 6 shall not apply to Securities registered in the public offering under the Securities Act.

7.   CERTIFICATES TO BE LEGENDED. The Investor understands and agrees that any instrument or certificate representing or relating to Securities may bear such legends as the Company may consider necessary or advisable to facilitate compliance with the Securities Act, the Law and any other securities law, including, without limitation, legends stating that the Securities have not been registered under the Securities Act or applicable law and setting forth the limitations on dispositions imposed hereby.

8.   REPURCHASE. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the Securities from each Investor for the greater of (i) the purchase price of the securities, and (ii) the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Deemed Liquidation Event (as defined in the Company's Amended and Restated Certificate of Incorporation; for purposes of the Form C, a "Change of Control" and a "Dissolution Event" shall have the same meaning as a Deemed Liquidation Event).

9.   AMENDMENTS AND WAIVERS.   This Subscription Agreement and any provision hereof may be amended, modified, changed, discharged or waived by an instrument signed in writing by the Company and the holders of a majority of the Securities issued in the Offering.

10.   **WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN**

INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

11.   <u>SEVERABILITY</u>. If any provision of this Agreement or the application thereof to any person or in any circumstances shall be held to be invalid, unlawful, or unenforceable to any extent, the remainder of this Agreement, and the application of such provision other than to the persons or in the circumstances deemed invalid, unenforceable or unlawful, shall not be affected thereby, and each remaining provision hereof shall continue to be valid and may be enforced to the fullest extent permitted by law.

12.   <u>COUNTERPARTS.</u> This Agreement may be executed in multiple counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument. This Agreement may be signed and delivered by means of facsimile or electronic transmission, and shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

13.   <u>SUCCESSORS</u>. The representations, warranties and agreements in this Agreement shall be binding on the Investor's successors, assigns, heirs and legal representatives and shall inure to the benefit of the respective successors and assigns of the Company and the Company.

14.   <u>GOVERNING LAW</u>. This Agreement shall be construed (both as to validity and performance) and enforced in accordance with the substantive laws of the State of California applicable to agreements made and to be performed wholly within such jurisdiction, notwithstanding any choice of law principles, statutes or rules to the contrary. Any suit or proceeding brought hereon or arising in connection with this Agreement (whether in contract, tort, equity or otherwise) shall be brought only in the state and federal courts located in the City of Los Angeles, State of California. Each party hereby agrees that any such court shall have personal jurisdiction over it (and waives any claim or defense that such forum is not convenient or proper), consents to service of process in any manner authorized by California law and agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by law. The non-prevailing party in any action shall reimburse to the prevailing party all of the prevailing party's costs and expenses incurred in connection with such dispute (including, without limitation, reasonable attorneys' fees and expenses and expert witness fees and expenses). Any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it, is of no application and is hereby expressly waived.

15.   <u>NUMBER AND GENDER</u>. Whenever the context requires, the use of the singular number shall be deemed to include the plural and vice versa. Each gender shall be deemed to include any other gender, and each shall include corporation, partnership, trust or other legal entity, whenever the context so requires.

16.   <u>SURVIVAL OF REPRESENTATIONS AND WARRANTIES</u>. All representations, warranties, covenants and indemnities contained herein shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or the Investor, the issuance and sale of the Securities and the consummation of the transactions contemplated by this Agreement.

17.   <u>NOTICES</u>. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address in their Wefunder account at such other address(es) as such party may designate by 10 days' advance written notice to the other party hereto, provided that in the case of notice to the Company, a copy (which shall not constitute notice) shall be provided to Stubbs Alderton & Markiles, LLP, 15260 Ventura Blvd., 20th Floor, Sherman Oaks, CA 91403, Attn: Caroline Cherkassky (ccherkassky@stubbsalderton.com).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Yonder Global, PBC.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

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SUBSCRIPTION AGREEMENT